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Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: May 31, 2016

What is happening?

•	What: Great Plains Energy has announced plans to acquire Westar Energy.

•	Westar shareholders will receive $60.00 per share of total consideration for each share of Westar common stock, consisting of $51.00 in cash and $9.00 in Great Plains Energy common stock, subject to a 7.5 percent collar based upon the Great Plains Energy common stock price at the time of the closing of the transaction, with the exchange ratio for the stock consideration ranging between 0.2709 to 0.3148 shares of Great Plains Energy common stock for each Westar share of common stock, representing a consideration mix of 85 percent cash and 15 percent stock.

•	Who: Pending approvals, Westar Energy will become a wholly-owned subsidiary of Great Plains Energy

•	Great Plains is the parent company of KCP&L

•	Great Plains has operated in Kansas for more than 100 years

•	Where: Kansas!

•	Keeps downtown Topeka headquarters

•	Continues community involvement initiatives and charitable giving

•	When: We expect the agreement to close in late spring or early summer 2017, pending approvals

•	Requires approvals from Westar and Great Plains shareholders, KCC, and others

•	Why? Size matters in this industry

•	Bigger companies can better withstand public policy changes, cost of regulations and infrastructure investments

•	More efficient way to manage costs and hold prices

•	Creates one of the largest energy companies in the Midwest

•	Twice the number of customers and megawatts we have now

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Key Message: Next logical step for Westar and Kansas

Combines two great Kansas companies

•	Combines two great Kansas companies into one bigger, stronger Kansas energy company

•	Each company is already a combination of dozens of prior ones – consolidation is the next logical step for both companies

•	Company will have one of the largest wind portfolios in the nation

Win/win agreement

•	Shareholders

•	Shareholders receive $60 per share (cash / stock at current value), a tremendous value on their investment

•	Customers

•	Customers will benefit from cost savings and shared commitment to great service, while getting safe, clean, reliable, affordable energy

•	Employees

•	Honors existing labor contracts

•	Communities we serve

•	Keeps Kansas jobs

•	Keeps downtown Topeka headquarters

•	Communities keep Westar partnerships and charitable giving

•	Kansas gains a bigger, stronger energy company

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Q&A

Who is buying whom?

This is a combination of the two largest utilities in Kansas, with Great Plains acquiring Westar Energy.

What is the price?

Westar shareholders will receive $60 per share of total consideration for each share of Westar common stock, consisting of $51 in cash and $9 in Great Plains Energy common stock, subject to a 7.5 percent collar based upon the Great Plains Energy common stock price at the time of the closing of the transaction, with the exchange ratio for the stock consideration ranging between 0.2709 to 0.3148 shares of Great Plains Energy common stock for each Westar share of common stock, representing a consideration mix of 85 percent cash and 15 percent stock.

How is the deal being funded?

Through an exchange of stock and Great Plains will issue securities for the cash component.

What regulatory approvals are needed?

•	Westar and Great Plain’s shareholders

•	Kansas Corporation Commission

•	Nuclear Regulatory Commission

•	Federal Energy Regulatory Commission

•	Hart Scott Rodino antitrust clearance

Currently expect all approval by late spring or early summer 2017

How did the deal come about? Was Westar shopping for buyers? Why?

We’ve always said that this industry will continue to consolidate and these two companies already comprise dozens of others. We also know that you have to pick your line in that consolidation, either as a seller or a buyer. While we have a strong company today, we thought it best to use that strength to find the right partner to move forward. This transaction does just that.

Why wouldn’t you comment on this sooner? Didn’t your customers and shareholders have a right to know this deal was in the works?

To conduct a fair and competitive process, it best to conduct these matters in confidence. To do otherwise would put the best outcome at risk.

What is the primary reason for the sale?

We’ve always said that this industry will continue to consolidate and these two companies are already comprised of dozens of others. We also know that you have to pick your line in that consolidation, either as a seller or a buyer. While we have a strong company today, we thought it best to use that strength to find the right partner to move forward. This transaction does just that.

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What does this mean for the 2,300 Westar employees?

Bargaining unit employees will continue under the existing contract.

Non-union employees will have opportunities as part of a commitment from Great Plains. Depending on your position, it’s possible you could be asked to relocate based on their career aspirations and the needs of the combined organization.

Great Plains has agreed to maintain our compensation levels and benefits. As we work through the integration process additional details will be worked through.

Both companies are experiencing a wave of retirements, which will provide savings through natural attrition.

How will this affect the facilities?

Headquarters will be maintained in downtown Topeka. We expect efficiencies over time will come from combining the two organizations. Those efficiencies could include evaluating operating facilities, though no decisions have been made on any specific locations. An integration team composed of employees of both companies will be formed in the coming months.

How do YOU feel about this acquisition? Or How will this acquisition affect you? Will you be losing your job?

This is a great deal for all of us – employees, customers, shareholders and communities. I’m not sure exactly what this means for me personally, but it is very good for Kansas to retain these two great energy companies.

Will the headquarters be moved?

No. We’ll keep the downtown Topeka headquarters.

After the KG&E deal, KPL made a promise to maintain a Wichita headquarters.

A quarter of a century after that transaction, almost 35% of our workforce is still in the Wichita area.

Things change, whether we like it or not. That’s why we have “adaptability” as one of our four core values, along with safety, integrity and accountability.

What are the benefits of the deal?

The agreement benefits all major stakeholders:

•	Customers

•	Customers will benefit from cost savings and shared commitment to great service, while getting safe, clean, reliable, affordable energy

•	Communities we serve

•	Keeps downtown Topeka headquarters

•	Communities keep Westar partnerships and charitable giving

•	Kansas gains a bigger, stronger energy company

•	Shareholders

•	Shareholders receive $60 per share, a tremendous value on their investment

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•	Employees

•	Honors our labor contracts

•	Maintains our existing compensation and benefits

•	Keeps our severance plan and makes it better

•	Being part of a larger organization offers broader job opportunities for those who are interested

What are the risks of the deal?

The benefits of the combination are many; so it’s important it gets regulatory approval. The risks to the transaction are primarily in gaining approvals. We’re confident regulators will see the benefits of the combination are tremendous for Kansas.

How will the acquisition improve the company’s financials?

The new combined company will continue to have investment grade ratings and more significant financial size that should allow it greater purchasing power and general opportunities for efficiencies.

Why didn’t this acquisition happen earlier?

Timing and circumstances, I guess. These things are hard to predict. It’s a relief to have reach terms with a partner who shares our commitment to our communities.

We tried this twice before. What makes you think it will work this time?

That was a different century and different circumstances. We have a different management team on both sides. Also, this agreement was developed on cordial, mutual terms. Back then, they were attempted hostile takeovers.

Why sell to an out of state utility?

Actually, Great Plains has been a Kansas utility longer than Westar. Though the company headquarters is in Kansas City, Missouri, after closing, the company will have more customers in Kansas than Missouri.

Westar ran a competitive process. Great Plains was the only party willing to make the assurances we were looking for regarding our employees and communities. With them, Westar won’t become an outpost for a far-off conglomerate.

If size is why we’re doing this, we’re bigger…why didn’t we buy them?

In this business size eventually matters. Independently, neither of us is very big, and are roughly equal in size. Together, we’ll be pretty big.

Pressures to consolidate continue. Companies have to pick a line – either maximize value by being consolidated (which we’ve chosen) or become a consolidator (like Great Plains has chosen). Either can work, but only time will tell which is better for a given company.

What happens if it doesn’t close?

The companies each remain independent. Depending on the reason one company will pay the other a “break up” fee.

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How many companies did we talk to?

It was a competitive process and it remains confidential. Ultimately, we chose the best partner for all our stakeholders.

Why did you lie to us when the rumors started?

We may not have satisfied everyone’s curiosity, but we misled no on. We don’t – and never will – comment on rumors, whether they have a basis in fact or not.

How much do we have to pay the investment bankers?

About $30 million – on a transaction valued at over $12 billion for all the investors – including many in this room. I think it’s about a quarter of one percent.

How will this create value for the company?

$60 is tremendous value for our shareholders. There are a host of benefits for the company in that larger companies can better withstand increasing costs and fluctuating markets.

Why is this good for customers?

In today’s low sales growth environment, rising customer expectations, and increasing environmental standards, combined with threats to the power grid, energy companies must get larger and more efficient to keep energy costs affordable. This transaction creates a company with the size, management expertise and positioning to do just that.

What makes you think this acquisition will be successful? Others in the industry have had mixed results.

Size matters in this business and familiarity helps, too. This builds on a long-standing relationship between trusted partners. We’ve been working together for years.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.